FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of January 2006

Commission File Number __________________________________________

                                 Genterra Inc.
                (Translation of registrant's name into English)

                106 Avenue Road, Toronto, Ontario, Canada M5R 2H3
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Included in this Report on Form 6-K:

Press Release issued January 26, 2006

Annual Report to Stockholders for Fiscal 2005

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Management Information Circular for Fiscal 2005

Certification of Annual Filings - Mark Litwin

Certification of Annual Filings - Stan Abramowitz

                                  GENTERRA INC.


                                  PRESS RELEASE


Toronto, Ontario - January 26, 2006 - Genterra Inc. (TSX Venture - "GIC.SV.A" - Class A)

Genterra Inc. reports year-end financial results

Revenues for the year ended September 30, 2005 increased 39% to approximately $3.2 million from $2.3 million in 2004. The increase in revenue was due to the December 31, 2003 amalgamation of Mirtronics Inc. and Genterra Investment
Corporation and the resulting twelve month rental revenue inclusion in the Company's current year compared to nine months in the comparable 2004 period, together with rental rate increases. Net Earnings for the period were $1,074,855 compared to $789,535 in the preceding year. Earnings per share for the year was $0.05 compared with $0.04 in the comparable 2004 period.

Genterra Inc. is a management and holding company whose assets include rental real estate properties, equity investments and loans and mortgages receivable.

"Safe Harbor" statement under the Private Securities Reform Act of 1995: This release may contain forward-looking statements which reflect management's current views of future events and operation. These forward-looking statements are based on assumption and external factors, including assumptions relating to product pricing, competitive market conditions, financial data and other risks or uncertainties detailed from time to time in the Company's filings with the Securities and Exchange Commission. These forward-looking statements represent the Company's judgement as of the date of this release and any changes in the assumptions or external factors could produce significantly different results.

For further information, please contact:

Stan Abramowitz, Secretary
(416) 920-0500



Disclaimer: TSX Venture Exchange does not except responsibility for the adequacy or accuracy of this release.

                                    GENTERRA INC.































                                                             2005 ANNUAL REPORT

TO THE SHAREHOLDERS


Presented herein is your Company's Annual Report for the Fiscal Year ended September 30, 2005.


Consolidated revenues for the period under review were $3,155,003 yielding net earnings for the year of $1,074,855. This compares with consolidated revenues of $2,276,247 and net earnings of $789,535 for the corresponding 2004 period. The results for the 2004 year include the pre-amalgamation results of Mirtronics Inc. for the three-month period ended December 31, 2003 and the December 31, 2003 addition of Genterra Investment Corporation's real estate portfolio in conjunction with the amalgamation.


During the year, the Company sold a portion of its holdings in Synergx Systems Inc. The sale has substantially increased the Company's working capital and provides funds for future investment. As the Company no longer exercises significant influence over the operations of Synergx, this investment is now accounted for on the cost basis.


The Company's income producing real estate continued to enjoy full occupancy during the period under review. Your directors are extremely pleased with the many important accomplishments resulting from the amalgamation, including our strengthened balance sheet and liquidity. Management continues to analyze other real estate investments to expand our Company's income producing portfolio and to capitalize on favorable market conditions.


We thank our shareholders for their interest and continued support and invite all to attend the upcoming Annual Meeting. For shareholders of voting classes of securities who are unable to attend, a proxy has been enclosed which you should complete and return in the enclosed envelope.


On Behalf of the Board,



"Signed"

Mark I. Litwin
President and Chief Executive Officer

                                AUDITORS' REPORT



To the Shareholders of
GENTERRA INC.

We have audited the consolidated balance sheets of GENTERRA INC. as at September 30, 2005 and 2004 and the consolidated statements of retained earnings, operations and cash flows for each of the three years in the period ended September 30, 2005. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2005 and 2004 and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2005 in accordance with Canadian generally accepted accounting principles.


                KRAFT, BERGER, GRILL, SCHWARTZ, COHEN & MARCH LLP
                              Chartered Accountants

Toronto, Ontario
December 16, 2005

CONSOLIDATED BALANCE SHEET
AS AT SEPTEMBER 30
(Expressed in Canadian Dollars)

ASSETS                                                               2005          2004
                                                                                 (Note 1)
CURRENT
  Cash and short-term investments                              $  4,373,641     $  1,758,109
  Marketable securities                                             743,675          723,842
  Accounts receivable                                               236,941          589,630
  Income taxes receivable                                                --            6,425
  Prepaid expenses and deposits                                     150,497          163,660
  Current portion of notes and mortgages receivable (Note 3)      1,861,707        1,007,107
  Future income taxes (Note 8)                                        6,600          299,500
                                                                ------------     ------------
                                                                  7,373,061        4,548,273

NOTES AND MORTGAGES RECEIVABLE  (Note 3)                            249,000          300,000
INVESTMENTS  (Note 4)                                             1,646,639        2,667,347
RENTAL REAL ESTATE PROPERTIES  (Note 5)                          12,183,550       12,558,311
FUTURE INCOME TAXES  (Note 8)                                       155,890          363,193
                                                                ------------     ------------
                                                               $ 21,608,140     $ 20,437,124
                                                                ============     ============

LIABILITIES

CURRENT
  Accounts payable and accrued liabilities                     $    362,332     $    353,385
  Income taxes payable                                                8,280               --
  Current portion of long-term debt (Note 6)                        452,414        2,939,255
                                                                ------------     ------------
                                                                    823,026        3,292,640
LONG-TERM DEBT  (Note 6)                                          4,480,556        2,189,443
FUTURE INCOME TAXES  (Note 8)                                     1,284,771        1,329,125
                                                                ------------     ------------
                                                                  6,588,353        6,811,208
                                                                ------------     ------------

SHAREHOLDERS' EQUITY

CAPITAL STOCK (Note 7)                                           13,133,945       13,133,945
CUMULATIVE TRANSLATION ACCOUNT (Note 4)                                  --         (319,016)
RETAINED EARNINGS                                                 1,885,842          810,987
                                                                ------------     ------------
                                                                 15,019,787       13,625,916
                                                                ------------     ------------
                                                               $ 21,608,140     $ 20,437,124
                                                                ============     ============

See accompanying notes to consolidated financial statements.

APPROVED ON BEHALF OF THE BOARD:

"Signed"                     "Signed"
Mark I. Litwin, Director     Stan Abramowitz, Director

CONSOLIDATED STATEMENT OF RETAINED EARNINGS
FOR THE YEARS ENDED SEPTEMBER 30
(Expressed in Canadian Dollars)


                                                                             2005              2004             2003
                                                                                             (Note 1)

BALANCE, beginning of year                                             $   810,987       $ (2,631,658)     $ (2,446,831)

  Deficit allocated to capital stock upon amalgamation                           -          2,653,110                 -

  Net earnings (loss) for the year                                       1,074,855            789,535          (184,827)
                                                                        -----------       ------------      ------------
BALANCE, end of year                                                   $ 1,885,842       $    810,987      $ (2,631,658)
                                                                        ===========       ============      ============


CONSOLIDATED STATEMENT OF CONTRIBUTED SURPLUS
FOR THE YEARS ENDED SEPTEMBER 30
(Expressed in Canadian Dollars)

                                                                             2005              2004             2003
                                                                                             (Note 1)

BALANCE, beginning of year                                             $         -          $ 270,321         $ 262,445

  Excess of book value over cost of shares purchased and
    subsequently cancelled                                                       -            199,828            7,876

  Contributed surplus allocated to capital stock upon
    amalgamation                                                                 -           (470,149)               -
                                                                        -----------       ------------      ------------
BALANCE, end of year                                                   $         -          $       -         $ 270,321
                                                                        ===========       ============      ============

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30
(Expressed in Canadian Dollars)

                                                                                2005              2004             2003
                                                                                                (Note 1)

REVENUE
  Rent                                                                      $ 3,030,955        $ 2,116,736        $        -
  Investment income                                                             124,048            128,948            82,664
  Gain on sale of rental real estate property                                         -             30,563                 -
                                                                              ---------          ---------         ---------
                                                                              3,155,003          2,276,247            82,664

EXPENSES
  Administrative and general                                                    630,255            272,715           226,891
  Rental real estate operating expenses                                       1,035,531            769,673                 -
                                                                              ---------          ---------         ---------
                                                                              1,665,786          1,042,388           226,891
                                                                              ---------          ---------         ---------
EARNINGS (LOSS) BEFORE THE FOLLOWING                                          1,489,217          1,233,859         (144,227)
                                                                              ---------          ---------         ---------
  Amortization                                                                  603,899            458,989                -
  Interest on long-term debt                                                    343,810            305,189                -
                                                                              ---------          ---------         ---------
                                                                                947,709            764,178                -
                                                                              ---------          ---------         ---------
EARNINGS (LOSS) BEFORE THE UNDERNOTED                                           541,508            469,681         (144,227)
                                                                              ---------          ---------         ---------
  Equity in earnings (loss) of former investee (Note 4)                         (22,437)           214,691           96,205
  Gain (loss) on issuance of shares by former equity investee                   (21,681)           (87,646)             613
  Gain (loss) on sale of shares of former equity investee
    (Note 4)                                                                  1,044,942             44,320         (175,794)
                                                                              ---------          ---------         ---------
                                                                              1,000,824            171,365          (78,976)
                                                                              ---------          ---------         ---------
EARNINGS (LOSS) BEFORE INCOME TAXES                                           1,542,332            641,046         (223,203)

  Income taxes (recovery) (Note 8)                                              467,477           (148,489)         (38,376)
                                                                              ---------          ---------         ---------
NET EARNINGS (LOSS) FOR THE YEAR                                            $ 1,074,855        $   789,535        $(184,827)
                                                                              =========          =========         =========

EARNINGS (LOSS) PER SHARE (Note 9)

  Basic                                                                           $0.05              $0.04           $(0.01)
                                                                                  =====              =====           =======
  Diluted                                                                         $0.05              $0.04           $(0.01)
                                                                                  =====              =====           =======

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30
(Expressed in Canadian Dollars)

                                                                      2005             2004           2003
                                                                                     (Note 1)
OPERATING ACTIVITIES
   Net earnings (loss) for the year                               $ 1,074,855    $   789,535    $  (184,827)
   Amortization                                                       603,899        458,989              -
   Gain on sale of rental real estate property                              -        (30,563)             -
   Equity in (earnings) loss of former investee                        22,437       (214,691)       (96,205)
   (Gain) loss on issuance of shares by former equity investee         21,681         87,646           (613)
   (Gain) loss on sale of shares of former equity investee         (1,044,942)       (44,320)       175,794
   Recovery of allowance on long-term receivable                            -        (25,884)             -
   Future income taxes                                                455,849       (158,700)       (39,617)
                                                                   ----------      ----------      ---------
                                                                    1,133,779        862,012         39,359
   Change in non-cash components of working capital
       Accounts receivable                                            352,689        476,038        (30,545)
       Income taxes receivable                                          6,425         67,199        153,650
       Prepaid expenses and deposits                                   13,163        (15,746)      (278,334)
       Accounts payable and accrued liabilities                         8,947       (275,012)        96,798
       Income taxes payable                                             8,280              -              -
                                                                   ----------      ----------      ---------
                                                                    1,523,283      1,114,491        (19,072)
                                                                   ----------      ----------      ---------
FINANCING ACTIVITIES
    Proceeds from long-term debt                                    3,350,000              -              -
    Repayment of long-term debt                                    (3,545,728)      (332,506)             -
    Amalgamation costs incurred                                             -       (285,008)             -
    Purchase of shares from dissenting shareholders for
     cancellation                                                           -       (663,540)             -
    Redemption of special shares                                            -         (1,500)             -
    Repurchase of common shares for cancellation                            -              -        (12,747)
                                                                   ----------      ----------      ---------
                                                                     (195,728)    (1,282,554)       (12,747)
                                                                   ----------      ----------      ---------
INVESTING ACTIVITIES
    Cash acquired upon amalgamation (Note 1)                                -        727,965              -
    Cash disposed of upon deconsolidation of subsidiary                     -              -       (317,759)
    Change in marketable securities                                   (19,833)       742,757        (27,852)
    Decrease (increase) in investment in notes and mortgages
     receivable                                                      (803,600)       159,183        100,000
    Expenditures on rental real estate properties                    (229,138)        (2,300)             -
    Proceeds from  sale of rental real estate property                      -        215,563              -
    Proceeds from sale of shares of former equity investee          2,340,548         91,749        365,540
    Purchase of shares of former equity investee                           --       (416,057)             -
                                                                   ----------      ----------      ---------
                                                                    1,287,977      1,518,860        119,929
                                                                   ----------      ----------      ---------

CHANGE IN CASH AND SHORT-TERM INVESTMENTS                           2,615,532      1,350,797         88,110

CASH AND SHORT-TERM INVESTMENTS, beginning of year                  1,758,109        407,312        504,029
                                                                   ----------      ----------      ---------

CASH AND SHORT-TERM INVESTMENTS, end of year                      $ 4,373,641    $ 1,758,109    $   592,139
                                                                   ==========      ==========      =========

SUPPLEMENTAL CASH FLOW INFORMATION
    Income taxes paid (received)                                  $    13,175    $   (25,189)   $    (8,260)
    Interest paid                                                 $   374,283    $   307,369    $    81,886

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005, 2004 AND 2003
(Expressed in Canadian Dollars)




1.   AMALGAMATION

     Effective December 31, 2003, Mirtronics Inc. ("Mirtronics") completed the amalgamation with Genterra Investment Corporation ("Genterra"). This transaction was accounted for using the purchase method, with Mirtronics considered as the acquirer. Accordingly, the 2004 comparative figures include the pre-amalgamation results of Mirtronics for the three months ended December 31, 2003 and the 2003 comparative figures are those of Mirtronics. The amalgamated company continues under the name Genterra Inc.


     The fair value of assets acquired is as follows:

     Cash                                                          $   727,965
     Current assets, net of cash                                     2,094,291
     Rental real estate properties                                  13,073,615
     Other investments                                               1,079,745
                                                                     ----------
                                                                    16,975,616
                                                                    -----------
     Current liabilities                                              (299,340)
     Long-term debt                                                 (5,461,204)
     Future income taxes                                            (1,236,691)
                                                                    -----------
                                                                    (6,997,235)
                                                                    -----------
     Net assets acquired                                           $  9,978,381
                                                                    ===========
     Consideration - Capital stock                                 $  9,978,381
                                                                    ===========


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a) Principles of Consolidation

          These consolidated financial statements include the accounts of the Company and its subsidiary companies. Inter-company balances and transactions have been eliminated on consolidation.

     (b) Cash and Short-term Investments

          The Company's short term investments, consisting of short term deposits, with maturity of generally three months or less are considered to be cash equivalents and are recorded at cost, which approximates market value.

     (c) Marketable Securities

          Marketable securities are carried at the lower of cost and market. At September 30, 2005, the Company had marketable securities of $743,675 (2004 - $723,842) with a market value of $821,463 (2004 - $723,842).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005, 2004 AND 2003
(Expressed in Canadian Dollars)




2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (d)  Investments

          Long term investments in which the Company has significant influence are accounted for using the equity method. Long-term investments in which the Company does not have significant influence (portfolio investments) are accounted for using the cost method. Whenever events or changes in circumstances indicate that the carrying value of the investment may not be recoverable, the investment will be written down to its fair value. Any impairment in value is recorded in the consolidated statement of operations.

     (e)  Rental Real Estate Properties

          Rental real estate properties are stated at the lower of cost, less accumulated amortization, and fair value. Effective January 1, 2004, the Company adopted the new CICA recommendations for Impairment of Long Lived Assets. This standard requires that Long Lived Assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The fair value is determined using the current market values of the properties. Current market values are determined based on the traditional present value method, in which a single set of estimated cash flows and a single interest rate are used. If it is determined that the net recoverable amount of a rental real estate property is less than its carrying value, the rental real estate property will be written down to its fair value. Any impairment in value is recorded in the consolidated statement of operations.

          Amortization of the rental real estate buildings is being provided for over the estimated useful life on a declining balance basis at 5% per annum.

     (f)  Translation of Foreign Currency

          i) Monetary assets and liabilities are translated at the rates of exchange in effect at the end of the fiscal period. Revenue and expenses are translated at the rates of exchange in effect of the date of transactions. The resulting gains and losses are included in consolidated statement of operations.

          ii) The Company's investment in its foreign operations was of a self-sustaining nature. Accordingly, assets and liabilities of foreign operations were translated to Canadian dollars at the exchange rates in effect at the balance sheet date and revenues and expenses were translated at average rates for the period. Related foreign currency translation adjustments were recorded as a separate component of shareholders' equity and included in the cumulative translation account.

     (g)  Financial Instruments

          Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from its financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005, 2004 AND 2003
(Expressed in Canadian Dollars)




2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (h)  Accounting Estimates

          The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results could differ from management's best estimates as additional information becomes available in the future.


     (i)  Revenue Recognition

          The Company adopted the straight line method of recognizing rental revenue whereby the total amount of rental revenue to be received from such leases is accounted for on a straight line basis over the term of lease. Accordingly, an accrued rent receivable or payable is recorded from the tenants for the current difference between the straight line rent recorded as rental revenue and the rent that is contractually due from the tenants.

          Revenue from a real estate sale is recognized once all material conditions have been satisfied and collection of the sales proceeds is reasonably assured.


     (j)  Income Taxes

          The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities.

          Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future assets and liabilities of a change in tax rates is recognized in income in the period that the rate changes.


     (k)  Stock-based Compensation and Other Stock-based Payments

          As a result of amendments to the CICA Handbook recommendations regarding stock compensation issued in November 2003, the Company now determines the fair value of stock options, using an accepted option pricing model, on their grant date and recognizes this amount as compensation expense over the vesting period of the options, with a corresponding increase in shareholders' equity. As at September 30, 2005, the Company has no outstanding stock options.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005, 2004 AND 2003
(Expressed in Canadian Dollars)




3.  NOTES AND MORTGAGES RECEIVABLE

                                                                                                2005             2004
                                                                                                                (Note 1)
         Mortgage  receivable,  bearing  interest at 9.5% per annum, due on demand, is secured by an assignment of a second  mortgage on land.  Interest is
            currently being waived by the mortgagor                                           $   861,707      $   857,107

         Mortgage receivable, bearing interest at 14% per annum, due August 6,
            2006, secured by an assignment of third mortgage on land                              750,000                -

         Note receivable from a former equity investee corporation bears interest at 6% per annum with semi-annual repayments.  The note is secured by common shares of the former equity investee corporation.  This note
            has been paid in full in December 2005                                                250,000          450,000

         Note receivable, bearing interest at prime plus 1% per annum, due on
            demand, secured by a general security agreement                                       249,000                -
                                                                                                ---------        ---------
                                                                                                2,110,707        1,307,107

            Less:  Current portion                                                              1,861,707        1,007,107
                                                                                                ---------        ---------
                                                                                              $   249,000      $   300,000
                                                                                                =========        =========

4. INVESTMENTS
                                                                                                2005             2004
                                                                                                                (Note 1)
          Synergx Systems Inc. - at cost (market value - $2,544,305)                          $ 1,646,478      $ 2,667,186
            (2004 - at equity)
          Other - at cost                                                                             161              161
                                                                                                ---------       ----------
                                                                                              $ 1,646,639      $ 2,667,347
                                                                                                =========       ==========


          During fiscal 2005, the Company sold a portion of its investment in Synergx Systems Inc. ("Synergx"), reducing its investment therein to 17.13%. As a result of these sales, the Company no longer exercises significant influence over Synergx. Accordingly, the investment in Synergx is now accounted for using the cost method and the balance of the related foreign currency adjustments has been allocated to the cost of the investment.


5.       RENTAL REAL ESTATE PROPERTIES

                                                                                  2005                              2004
                                                                                                                  (Note 1)
                                                                              Accumulated
                                                                 Cost         Amortization           Net             Net
                                                             -------------   --------------    -------------    ------------
        Rental real estate properties                        $ 13,246,438     $ 1,062,888       $ 12,183,550    $ 12,558,311
                                                              ===========       =========         ==========      ==========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005, 2004 AND 2003
(Expressed in Canadian Dollars)




6.       LONG-TERM DEBT

                                                                                              2005             2004
                                                                                                             (Note 1)
         First  mortgage  bearing  interest at prime plus 1.75% per annum,  monthly
            payments of $5,217 plus interest with the balance due August 2011            $   370,392      $    432,994

         First mortgage bearing interest at 6.52% per annum, blended monthly
            payments of $19,535 with the balance due December 2007                           489,826           685,836

         First mortgage bearing interest at 4.63% per annum, blended monthly
            payments of $25,005 with the balance due July 2010                             3,224,782                 -

         First mortgage bearing interest at 8.1% per annum, blended monthly
            payments of $30,519 with the balance paid in full during 2005                          -         2,613,153

         Second mortgage bearing interest at 9.1% per annum, blended monthly
            payments of $7,648 with the balance paid in full during 2005                           -           644,939

         Lender's based rate plus 0.4% per annum first mortgage, repayable in
            monthly instalments with balance due August 2022                                 847,970           750,000

         Other                                                                                     -             1,776
                                                                                           ---------         ---------
                                                                                           4,932,970         5,128,698
            Less:  Current portion                                                           452,414         2,939,255
                                                                                           ---------         ---------
                                                                                         $ 4,480,556      $  2,189,443
                                                                                           =========         =========

          These mortgages payable are collateralized by the specific security on the related land and buildings.



          The aggregate amount of payments required in the subsequent twelve month periods to meet retirement provisions are as follows:

         2006                                           $         452,414
         2007                                                     475,569
         2008                                                     320,510
         2009                                                     272,869
         2010                                                   2,655,192
         Thereafter                                               756,416
                                                                ----------
                                                        $       4,932,970
                                                                ==========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005, 2004 AND 2003
(Expressed in Canadian Dollars)




7.       CAPITAL STOCK


         (a)      Authorized

          Unlimited Class A subordinate voting, participating shares with an annual non-cumulative priority dividend of $0.005 per share

          Unlimited Class B multiple voting, participating shares. Each share is convertible into 1 Class A share

          Unlimited voting, non-participating, redeemable special shares

          Unlimited  non-voting,   non-participating,   $0.026   non-cumulative,
          redeemable Class C preferred shares, Series 1

          Unlimited Class D preferred shares, issuable in series:

               -    Unlimited     non-voting,     non-participating,     $0.0023
               non-cumulative, redeemable Class D preferred shares, Series 1

               -    Unlimited     non-voting,     non-participating,     $0.0023
               non-cumulative, redeemable Class D preferred shares, Series 2

          Unlimited non-voting, non-participating, $0.14 cumulative, redeemable Class E preferred shares

          Unlimited non-voting, non-participating, $0.06 cumulative, $1 redeemable, convertible Class F preferred shares, Series 1. These shares are convertible into 1 Class A share and 1 Class B share or 2 Class A shares for each 98 Class F preferred shares

          Unlimited   non-voting,    non-participating,    redeemable,   $0.0084
          cumulative Series 1 preference shares




         (b)      Issued

                                                                           2005             2004
                  18,279,225 Class A shares                          $  7,844,347      $  7,844,347
                  484,012    Class B shares                             1,846,910         1,846,910
                  1,704,115  Class C preferred shares, Series 1         1,304,248         1,304,248
                  2,475,009  Class D preferred shares, Series 1           247,400           247,400
                  810,059    Class D preferred shares, Series 2           217,501           217,501
                  115,258    Class E preferred shares                     487,900           487,900
                  632,493    Class F preferred shares, Series 1           632,493           632,493
                  1,935,256  Series 1 preference shares                   553,146           553,146
                                                                      -----------       -----------
                                                                     $ 13,133,945      $ 13,133,945
                                                                      ===========       ===========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005, 2004 AND 2003
(Expressed in Canadian Dollars)




7.       CAPITAL STOCK (Continued)

         (b)     Issued (Continued)

                                                                          Common                     Preferred Class B
                                                                  Number          Amount            Number         Amount
                 Balance at September 30, 2003                    12,867,581    $  5,307,469       1,709,115    $ 1,110,930
                 Shares purchased for cancellation from
                   shareholders dissenting to amalgamation       (2,085,294)       (860,118)         (5,000)         (3,250)
                 Shares exchanged on amalgamation               (10,782,287)     (4,447,351)     (1,704,115)     (1,107,680)
                                                                ------------     -----------     -----------     -----------
                 Balance at September 30, 2004 and 2005                   -     $         -               -     $         -
                                                                ============     ===========     ===========     ===========


                                                                          Class A                        Class B
                                                                  Number          Amount          Number         Amount
                 Balance at September 30, 2003                             -    $          -               -     $         -
                 Shares issued on amalgamation                    18,279,225       8,053,809         484,012       1,852,456
                 Amalgamation costs, net of future income
                    taxes of $70,000                                       -       (209,462                -         (5,546)
                                                                ------------     -----------     -----------     -----------
                 Balance at September 30, 2004 and 2005           18,279,225    $  7,844,347         484,012     $ 1,846,910
                                                                ============     ===========     ===========     ===========

                                                                          Special                   Class C, Series 1
                                                                  Number          Amount          Number         Amount
                 Balance at September 30, 2003                       -          $         -               -     $         -
                 Shares issued on amalgamation                      500,000           1,500       1,704,115       1,304,248
                 Shares redeemed during the year                   (500,000)         (1,500)              -               -
                                                                ------------     -----------     -----------     -----------
                 Balance at September 30, 2004 and 2005                   -     $         -        1,704,115    $  1,304,248
                                                                ============     ===========     ===========     ===========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005, 2004 AND 2003
(Expressed in Canadian Dollars)




7.       CAPITAL STOCK (Continued)

         (b)     Issued (Continued)

                                                                     Class D, Series 1              Class D, Series 2
                                                                    Number          Amount          Number         Amount
                 Balance at September 30, 2003                             -    $          -               -      $     -
                 Shares issued on amalgamation                     2,475,009         247,400         810,059         217,501
                                                                   ---------     -----------         -------       ---------
                 Balance at September 30, 2004 and 2005            2,475,009    $    247,400         810,059      $  217,501
                                                                   =========     ===========         =======       =========

                                                                          Class E                   Class F, Series 1
                                                                     Number          Amount          Number         Amount

                 Balance at September 30, 2003                             -    $          -               -      $        -
                 Shares issued on amalgamation                       115,258         487,900         632,493         632,493
                                                                   ---------     -----------         -------       ---------
                 Balance at September 30, 2004 and 2005              115,258    $    487,900         632,493      $  632,493
                                                                   =========     ===========         =======       =========

                                                                                                      Series 1 Preference
                                                                                                     Number         Amount

                 Balance at September 30, 2003                                                             -      $        -
                 Shares issued on amalgamation                                                     1,935,256         553,146
                                                                                                   ---------       ---------
                 Balance at September 30, 2004 and 2005                                            1,935,256      $  553,146
                                                                                                   =========       =========


         (c)   Transactions

               i) During 2004, the outstanding shares of the amalgamating companies were exchanged for shares of the Company as follows:

                                                            Exchange      Shares of Genterra Inc.              Amount
                                             Shares          Ratio         Class A       Class B       Class A       Class B
                  Common
                  ------
                  Mirtronics                 10,782,287    1.25 for 1     13,477,859            -    $ 2,067,824    $         -

                  Class A
                  --------
                  Genterra                    4,801,366       1 for 1      4,801,366            -      5,985,985              -

                  Class B
                  --------
                  Genterra                      484,012       1 for 1              -      484,012                     1,852,456
                                                                          ----------      -------     ----------     ----------
                                                                          18,279,225      484,012    $ 8,053,809    $ 1,852,456
                                                                          ==========      =======     ==========     ==========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005, 2004 AND 2003
(Expressed in Canadian Dollars)


7.       CAPITAL STOCK (Continued)

         (c)   Transactions (Continued)


                  Preferred
                  ---------

                                                                Exchange            Shares of Genterra Inc.
                                   Class            Shares        Ratio         Class            Number        Amount
                  -----------------------------------------------------------------------------------------------------
                  Genterra        Special           500,000       1 for 1      Special           500,000    $     1,500
                  Mirtronics    B                 1,704,115       1 for 1    C, Series 1       1,704,115    $ 1,304,248
                  Genterra      D, Series 1       2,475,009       1 for 1    D, Series 1       2,475,009    $   247,400
                  Genterra      D, Series 2         810,059       1 for 1    D, Series 2         810,059    $   217,501
                  Genterra      E                   115,258       1 for 1    E                   115,258    $   487,900
                  Genterra      F                   500,000   1.2650 for 1   F, Series 1         632,493    $   632,493
                  Genterra        Series 1        1,935,256       1 for 1      Series 1        1,935,256    $   553,146


               All inter-company shareholdings have been eliminated.


               The share exchange ratios were assigned by the boards of directors of the amalgamating companies based upon a Formal Valuation and Fairness Opinion prepared by an independent Chartered Business Valuator who determined the proportionate values of the net assets contributed by the amalgamating companies.





               ii)  During  2004,  the  following   shares  were  purchased  for
               cancellation from shareholders dissenting to the amalgamation:

                                                  Number of
                                                   Shares        Consideration
          Mirtronics
          ----------
          Common                                 2,085,294        $  663,123
          Class B                                    5,000               417

          Genterra
          --------
          Class A                                   63,281            18,000
          Series 1 preference                          114                96





               iii) During 2004, the Company redeemed 500,000 Special shares for a total consideration of $1,500.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005, 2004 AND 2003
(Expressed in Canadian Dollars)




8.  INCOME TAXES

                                                                          2005            2004             2003
                                                                                        (Note 1)
         Current                                                       $ 11,628       $  10,211        $   1,241
         Future                                                         455,849         241,300          (39,617)
         Revaluation of allowance in respect of utilization of
            non-capital losses                                                -        (400,000)               -
                                                                        -------        ---------        ---------
                                                                       $467,477       $(148,489)       $ (38,376)
                                                                        =======        =========        =========

          The   difference   between  the  effective  tax  rate  for  continuing
          operations and the combined basic federal and provincial tax rate is explained as follows:

                                                                             2005              2004             2003
                                                                               %                 %                %
                                                                                             (Note 1)
         Income taxes computed at statutory combined basic income tax         36.1             36.6              39.1
            rates
         Increase (decrease) in taxes resulting from benefit of future         5.7            (48.8)            (21.4)
            tax deductible items
         Other                                                               (11.5)           (11.0)             (0.5)
                                                                             ------           ------             -----
         Effective income tax provision                                       30.3            (23.2)             17.2
                                                                             ======           ======             =====


          A summary  of the  principal  components  of  future  tax  assets  and
          liabilities   calculated  in  accordance   with  Canadian   accounting
          principles is noted as follows:

                                                                             2005             2004
                                                                                           (Note 1)
         Future tax assets:
           Capital and non-capital loss carry-forwards                 $    45,137     $   554,742
           Cumulative eligible capital                                      78,000          83,215
           Cumulative minimum taxes                                         19,264          19,264
           Provisions and other allowances                                  20,089           5,472
                                                                        ----------      ----------
                                                                           162,490         662,693
           Less:  Current portion                                            6,600         299,500
                                                                        ----------      ----------
                                                                       $   155,890     $   363,193
                                                                        ==========      ==========
         Future tax liabilities:
           Capital assets                                              $ 1,284,771     $ 1,329,125
                                                                        ==========      ==========


          The Company has non-capital losses carry-forwards of approximately $14,500 expiring between 2006 and 2010. The Company also has capital loss carry-forwards of approximately $240,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005, 2004 AND 2003
(Expressed in Canadian Dollars)




9.       PER SHARE CALCULATION

         Earnings (loss) per share have been calculated based on the following:

                                                                             2005              2004              2003
                                                                                             (Note 1)
          Numerator:
             Net earnings (loss) for the year                             $ 1,074,855    $     789,535        $  (184,827)
             Dividends to preferred shareholders                              (70,342)         (52,852)                 -
                                                                           -----------     ------------         ----------
             Numerator for basic earnings per share (available
               to common shareholders)                                      1,004,513          736,683           (184,827)
             Effect of dilutive securities
                Dividends to preferred shareholders                            37,950           28,514                  -
                                                                           -----------     ------------         ----------
             Numerator for diluted earnings per share                     $ 1,042,463    $     765,197        $  (184,827)
                                                                           ===========     ============         ==========


          Denominator:
             Weighted average number of common shares and
               denominator for basic earnings per share                    18,763,237       17,297,377         12,867,581
             Effect of dilutive securities
                Conversion of preferred shares                                 12,908            9,699                  -
                Employee stock options                                              -               -             129,375
                                                                           -----------     ------------        -----------
             Denominator for diluted earnings per share                    18,776,145       17,307,076         12,996,956
                                                                           ===========     ============        ===========

          Earnings (loss) per share
             Basic                                                             $ 0.05           $ 0.04            $ (0.01)
             Diluted                                                           $ 0.05           $ 0.04            $ (0.01)


         Cumulative dividends in arrears on preferred shares are noted below:

                Class E              $  28,260  (2004 - 12,124; 2003 - Nil)
                Class F              $  66,464  (2004 - 28,514; 2003 - Nil)
                Series 1 preference  $  28,470  (2004 - 12,214; 2003 - Nil)




10.      MAJOR LEASES

          In 2005, the Company had two major leases that accounted for 30.6% and 13.6% (2004 - 32.8% and 14.6%; 2003 - Nil) respectively of total rent.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005, 2004 AND 2003
(Expressed in Canadian Dollars)




11.      RELATED PARTY TRANSACTIONS

          The Company entered into transactions and had outstanding balances with various companies related by common ownership and management.

          The transactions with related parties are in the normal course of business and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

          Related party transactions and outstanding balances included in these consolidated financial statements are summarized as follows:

                                                                             2005          2004           2003
                                                                                         (Note 1)
          Amounts due from related parties
            Accounts receivable                                        $    139,595     $ 450,054       $     -
            Note receivable                                                 249,000             -             -
          Income
            Rent                                                          1,842,192     1,288,083             -
            Interest                                                         13,079         9,234             -
          Administration and general expenses
            Administration and management fees                              216,000       111,750             -
            Property management fees                                        110,000        82,500             -
            Consulting fees                                                  36,000        27,000        24,000






12.      SEGMENTED INFORMATION

          The Company is a Canadian management holding company operating in Canada with significant interests in real estate properties located in Ontario, Canada, investments in loans and mortgages, and an investment in the United States.

          Segmented information for the fiscal years ended September 30, 2005, 2004 and 2003, respectively, is as follows:

          (In thousands of dollars)                        Canada         United States      Eliminations     Consolidated
          2005
          Revenue                                        $  3,155        $       -            $       -         $    3,155
                                                          =======         =========            =========         =========
          Net earnings (loss)                            $  1,097        $     (22)           $       -         $    1,075
                                                          =======         =========            =========         =========
          Total assets                                   $ 19,961        $   1,647            $       -         $   21,608
                                                          =======         =========            =========         =========

          2004
          Revenue                                        $  2,276        $       -            $       -         $    2,276
                                                          =======         =========            =========         =========
          Net earnings                                   $    575        $     215            $       -         $      790
                                                          =======         =========            =========         =========
          Total assets                                   $ 17,770        $   2,667            $       -         $   20,437
                                                          =======         =========            =========         =========

          2003
          Revenue                                        $     83        $       -            $       -         $       83
                                                          =======         =========            =========         =========
          Net earnings (loss)                            $  (281)        $      96            $       -         $    (185)
                                                          =======         =========            =========         =========
          Total assets                                   $  2,778        $   1,396            $       -         $    4,174
                                                          =======         =========            =========         =========

                                  GENTERRA INC.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                       OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                      FOR THE YEAR ENDED SEPTEMBER 30, 2005


The following management's discussion and analysis (MD&A) provides a review of the financial condition and results of operations of Genterra Inc. ("the Company") for the year ended September 30, 2005. This MD&A should be read in conjunction with the Company's September 30, 2005 audited consolidated financial statements included elsewhere herein.

In this document and in the Company's audited consolidated financial statements, unless otherwise noted, all financial data is prepared in accordance with Canadian Generally Accepted Accounting Principals (GAAP). All amounts, unless specifically identified as otherwise, both in the audited consolidated financial statements and this MD&A, are expressed in Canadian dollars.

Management's Discussion and Analysis contains forward-looking statements, including statements concerning possible or assumed future results of operations of the Company. Forward-looking statements typically involve words or phrases such as "believes", "expects", "anticipates", "intends", "foresee", "estimates" or similar expressions. Forward-looking statements involve risks, uncertainties and assumptions, as described from time to time in the Company's reports and filed with the United States Securities and Exchange Commission and securities commissions in Canada, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. In addition, the Company expressly disclaims any obligation to publicly update or alter its previously issued forward-looking statements.

On December 31, 2003, Mirtronics Inc. ("Mirtronics") and Genterra Investment Corporation ("Genterra Investment") completed an amalgamation to form the Company. The Company is a management and holding company whose assets include rental real estate properties, equity investments, loans and mortgages receivable. The terms of the amalgamation agreement provided that all of the voting securities of Genterra Investment be exchanged for shares of the combined entity on a 1 for 1 basis, and the voting securities of Mirtronics be exchanged for shares of the combined entity on a 1.25 for 1 basis. The transaction was accounted for using the purchase method, with Mirtronics considered the acquirer. Accordingly, the 2004 and 2003 comparative figures include the pre-amalgamation results of Mirtronics for the three-month period ended December 31, 2003 and the year ended September 30, 2003 respectively.

During the year ended September 30, 2005, the Company sold a portion of its holdings in Synergx Systems Inc. ("Synergx") on the public market. The sale has substantially increased the Company's working capital and provides funds for future investment. The Company no longer exercises significant influence over the operations of Synergx. Consistent with this, effective June 30, 2005, Genterra has ceased recording its share of earnings of Synergx and now accounts for this investment on the cost basis.


LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of liquidity are cash on hand, marketable securities and cash flow from rental, finance and investment operations. In addition, $1,000,000 of the Company's Mortgages and a Notes Receivable have scheduled repayments during the 2006 year, $250,000 of which has already been collected.

The Company's working capital amounted to $6,550,035 at September 30, 2005, compared to $1,255,633 at September 30, 2004. The ratio of current assets to current liabilities was 8.96:1 at September 30, 2005 and 1.38:1 at September 30, 2004. In June 2005 the Company finalized a new mortgage arrangement to replace approximately $3.1 million of long-term debt due in July 2005 and February 2006 relating to a first and second mortgage on one of its properties. This debt is now classified as a long-term liability. In addition, the Company's working capital and current ratio have been positively impacted by the proceeds received from the sale of a portion of its investment in Synergx.

During the year ended September 30, 2005, the Company's cash position increased by $2,615,532 to $4,373,641. The change was due to the net result of the following increases and utilizations:

- Operating Activities increased cash by $1,523,283. This was as a result of $1,133,779 in cash generated from operations and $389,504 of cash realized from changes in non-cash components of working capital.

- Financing Activities utilized $3,545,728 in cash to make scheduled and balloon repayments on mortgage obligations. This utilization was offset by $3,350,000 of new mortgage financing.

- Investing Activities increased cash by $1,287,977. The Company realized the following increases in cash: $200,000 in payments received on the outstanding note and $2,340,548 on the sale of shares of the Company's former equity investee, Synergx. During the period, the Company utilized $1,003,600 for investments in mortgages and notes receivable, $229,138 for additions to rental real estate properties and $19,833 in cash to increase its holdings of marketable securities.

The Company anticipates that it will require approximately $1,700,000 in order to meet its ongoing expected costs for the next twelve months. These costs include real estate operating expenses, fees for management and administrative services provided to the Company, legal and audit fees, financing expenses and public company shareholder costs. The Company expects to generate the revenue required in order to service these expenditures from rental revenue from existing leased real estate, finance and investment income. In addition, the Company has scheduled long-term debt repayments of approximately $452,000 in the next twelve months. Cash flow from operations will be used to finance these regularly scheduled debt repayments.

RESULTS OF OPERATIONS


The following tables set forth items derived from the consolidated statements of operations (expressed in thousands of dollars except for earnings per share) for each of the eight most recently completed quarters. The quarters prior to January 1, 2004 reflect the pre-amalgamation results of Mirtronics.

                                            2005                                         2004

                             Fourth    Third    Second    First         Fourth    Third     Second    First
                             Quarter   Quarter  Quarter   Quarter       Quarter   Quarter   Quarter   Quarter
                            --------- -------- --------- ---------      --------- --------- --------- ---------
Revenue                       $758     $774      $811     $ 812          $ 751     $ 714     $ 790     $  21

Net earnings (loss)            768       96       120        91            466       217       128       (21)

Earnings per share
  Basic                      $0.04    $0.00     $0.01     $0.00          $0.02     $0.01     $0.01     $0.00
  Diluted                     0.04     0.00      0.01      0.00           0.02      0.01      0.01      0.00



Periods ended September 30, 2005 and 2004

The following table sets forth items derived from the consolidated statements of operations for the three-month periods ended September 30, 2005 and 2004 and for the years ended September 30, 2005, 2004 and 2003. The results of operations for the years ended September 30, 2004 and 2003 include the pre-amalgamation results of Mirtronics from October 1, 2002 to December 31, 2003:

                                           Three Months Ended                             Year Ended
                                         September 30 (Unaudited)                         September 30
                                       ------------------------------      --------------------------------------------
                                            2005            2004                     2005           2004           2003
                                       -------------- ---------------      -------------- -------------- --------------
Revenue                                  $ 758,392       $ 750,777         $ 3,155,003    $ 2,276,247        $ 82,664
Administrative expenses                   (252,651)       (101,097)           (630,255)      (272,715)       (226,891)
Rental real estate
 operating expenses                       (249,276)      (244,443)          (1,035,531)      (769,673)             -
Other expenses                            (229,590)       (253,503)           (947,709)      (764,178)             -
Income (loss) on equity items               (6,499)         (3,872)            (44,118)       127,045          96,818
Gain (loss) on sale of shares
  of former equity investee              1,001,993          44,320           1,044,942         44,320        (175,794)
                                        -----------     -----------        ------------     ----------     ----------
Earnings (loss) before
 income taxes                            1,022,369         192,182           1,542,332        641,046        (223,203)
Income taxes                              (254,557)        273,790            (467,477)       148,489          38,376
                                         ----------     -----------        ------------     ---------      ----------
Net earnings (loss)                      $ 767,812       $ 465,972         $ 1,074,855      $ 789,535      $ (184,827)
                                         ==========     ===========        ============     ==========     ===========


Revenue. Rental revenue for the fourth quarter ended September 30, 2005 was $744,587, an increase of $39,181, as compared to $705,406 for the comparable 2004 period. Rental revenue for the year ended September 30, 2005 was $3,030,955, an increase of $914,219, as compared to $2,116,736 for the comparable 2004 period. The increase in rental revenue for the three-month period ended September 30, 2005 compared to the comparable 2004 period was attributable to rental rate increases and the recovery of increased common element expenses. The increase in rental revenue for the year ended September 30, 2005 compared to the comparable 2004 period was due to the December 31, 2003 addition of the real estate portfolio in conjunction with the aforementioned amalgamation together with rental rate increases. Investment income for the fourth quarter ended September 30, 2005 was $13,805 as compared to $14,808 for the comparable 2004 period. Investment income for the year ended September 30, 2005 was $124,048 as compared to $128,948 for the comparable 2004 period.


Administrative Expenses. Administrative expenses include fees for management and administrative services, legal and audit fees, financing expenses and public company shareholder costs. Administrative expenses for the three months ended September 30, 2005 was $252,651 as compared to $101,097 for the comparable 2004 period. Expenses for the 2005 quarter include management compensation expense incurred during the period and foreign exchange losses on the Company's U.S. cash balances. Administrative expenses for the year ended September 30, 2005 increased to $630,255 from $272,715 in the comparable 2004 period. The overall increase was due to the current year's twelve month inclusion of expenses from the previously noted amalgamation compared to nine months in the comparable 2004 period, one-time costs regarding the new mortgage financing, non-recurring transfer agent costs resulting from the issuance of shares to the amalgamating shareholders, as well as the aforementioned management compensation expense and foreign exchange losses.


Rental Real Estate Operating Expenses. Rental real estate properties operating expenses for the three months ended September 30, 2005 was $249,276 as compared to $244,443 for the comparable 2004 period. Rental real estate properties operating expenses for the year ended September 30, 2005 increased to $1,035,531 from $769,673 in the comparable 2004 period. The overall increase was due to the current year's twelve month inclusion of expenses from the previously noted amalgamation compared to nine months in the comparable 2004 period.


Other Expenses. The Company incurred interest expense of $65,194 and $ 99,140 for the fourth quarter of fiscal 2005 and 2004 respectively. Interest expense for the year ended September 30, 2005 was $343,810 and $305,189 for the comparable 2004 period. Amortization for the three months ended September 30, 2005 and 2004 were $164,396 and $154,363 respectively. Amortization for the year ended September 30, 2005 was $603,899 and $458,989 for the comparable 2004 period. The decrease in interest cost for the fourth quarter was due to the substantial decrease in interest rate on the new mortgage financing. The overall increase in these expenses was due to the current year's twelve month inclusion of expenses from the previously noted amalgamation compared to nine months in the comparable 2004 period.


Equity Items. During the fourth quarter ended September 30, 2005 the Company sold 684,750 common shares of Synergx, realizing a gain of $1,001,993 on the sale. The Company no longer exercises significant influence over the operations of Synergx. Consistent with this, effective June 30, 2005, Genterra has ceased recording its share of earnings of Synergx and now accounts for this investment on the cost basis. Earlier in the year the Company sold 15,000 common shares of Synergx. The total gain on the sale of Synergx shares for the year ended September 30, 2005 was $1,044,942. This compares to a gain on sale of Synergx shares in the fourth quarter of fiscal 2004 and for the 2004 year of $44,320. For the year ended September 30, 2005 the Company recorded an equity loss of $22,437 and a loss of $21,681 on issuance of shares by its former equity investee. This compares to equity earnings of $214,691 and a loss of $87,646 on the issuance of shares by its former equity investee in the comparable 2004 period. The decrease in equity earnings in fiscal 2005 was primarily due to slow economic activity in Synergx's major markets, lower gross profits at Synergx resulting from lower product sales and from unabsorbed fixed overheads. Synergx's decrease in product gross margins was partially offset by higher gross profit on service revenues.


Income Tax Provision. During the three-month period and year ended September 30, 2005, due to the utilization of non-capital and capital losses carried forward, the Company recorded future income tax expense of $242,929 and $455,849 respectively. The effective tax rates were 24.9% and 30.3% for the three-month period and year ended September 30, 2005 respectively. As a result of the aforementioned amalgamation, the Company reviewed the likelihood of the utilization of prior period non-capital losses. Based upon this review, it was determined that the realization of the tax benefit of the non-capital losses was now more likely than not and, accordingly, during the fourth quarter of 2004 the Company reversed a previously recorded non-utilization allowance of $400,000. As a result, the effective tax rate for the three month period and year ended
September 30, 2004 were a recovery of 143.5% and 23.2% respectively. The difference between the Company's statutory tax rate and its effective tax rate is due to permanent differences and, in 2004, the revaluation of the allowance taken against the realization of the future income tax benefits of the non-capital losses carried forward.


Net Earnings. The Company reported net earnings of $767,812 for the three months ended September 30, 2005, compared with net earnings of $465,972 for the comparable 2004 period. Net earnings for the year ended September 30, 2005 was $1,074,855 as compared to net earnings of $789,535 for the comparable 2004 period. The overall increase in fiscal 2005 was as a result of the gain on sale of shares Synergx and the inclusion of an entire year's net earnings from the real estate and investment portfolio acquired from the aforementioned amalgamation offset by the decreased performance by the Company's former equity investee.


Inflation. Inflation has not had a material impact on the results of the Company's operations in its last quarter, and it is not anticipated to materially impact on the Company's operations during its current fiscal year.


RELATED PARTY TRANSACTIONS

The Company entered into transactions and had outstanding balances with various companies related by common ownership and management.

The transactions with related parties are in the normal course of business and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Related party transactions for the year ended September 30, 2005 are summarized as follows:


o The Company leases its property situated at 450 Dobbie Drive, Cambridge, Ontario to The Cambridge Towel Corporation ("Cambridge"). The lease term, as renewed, commenced January 1, 2004 and ends December 31, 2007, at an annual net, net rental of $926,345. The results of operations include rental revenue of $926,345 pertaining to this lease for the period from October 1, 2004 to September 30, 2005. Mark I. Litwin and Stan Abramowitz are officers and/or directors of the Company and Cambridge.


o The Company leases its property situated at 200 Glendale Avenue North, Hamilton, Ontario to Cambridge. The lease term commenced February 1, 1996 and ends January 31, 2011, at an annual net, net rental of $413,400 for the first 5 years and at a negotiated rate thereafter. The results of operations include rental revenue of $413,400 pertaining to this lease for the period from October 1, 2004 to September 30, 2005. Mark I. Litwin and Stan Abramowitz are officers and/or directors of the Company and Cambridge.


o The Company leases part of its property situated at 140 Wendell Avenue, Toronto, Ontario to Distinctive Designs Furniture Inc. ("Distinctive"). The lease, which was renewed on October 1, 2004 at an annual rental of $275,000 per year, ends September 30, 2007. The results of operations include rental revenue, inclusive of expense recoveries, of $299,494 pertaining to this lease for the period from October 1, 2004 to September 30, 2005. Alan Kornblum and Stan Abramowitz are directors and/or officers of the Company and Distinctive. Fred A. Litwin owns or exercises control and direction over approximately 50.3% of Distinctive and 21.6% of the Company.


o The Company leases part of its property situated at 1095 Stellar Drive, Newmarket, Ontario to Fitcity Health Centre Inc. ("Fitcity"). The lease term commenced January 1, 2003 and ends December 31, 2007 at an annual net, net rental of $111,240 per year. The results of operations include rental revenue, inclusive of expense recoveries, of $202,953 pertaining to this lease for the period from October 1, 2004 to September 30, 2005. A wholly owned subsidiary of the Company is a party to a loan agreement with Fitcity bearing interest at prime plus 1% per annum and repayable on demand. During the year ended September 30, 2005 the Company received $13,079 of interest on this loan. As at September 30, 2005, Fitcity owed an aggregate amount of $388,595 of secured debt under this facility. The Company and Fitcity have agreed that annual repayments on this debt will be based on fifty percent (50%) of Fitcity's annual free cash flow beginning with its 2006/2007 fiscal year. In addition, Fitcity has provided the Company with a guarantee from an affiliated company for a minimum debt repayment of $50,000 in the first year. Mark I. Litwin is a director and/or officer of the Company and Fitcity and is the majority shareholder of Fitcity.



o    Management Contracts

     During the year ended September 30, 2005, Forum Financial Corporation ("Forum") provided administrative services to the Company for fees of $117,000. The services provided include office facilities and clerical services, including bookkeeping and accounting. When requested, additional services are also provided on a fee-for-service basis. Stan Abramowitz is an officer and director of Forum and of the Company. Fred A. Litwin owns or exercises control and direction over Forum and 21.6% of the Company.

     During the year ended September 30, 2005 administrative services were provided to the Company by Sutton Management Limited ("Sutton") for fees of $24,000. Mark I. Litwin is a director and officer of Sutton and the Company. Mark I. Litwin is a 50% shareholder in Sutton. Sutton owns or exercises control and direction over approximately 28.0% of the Company.

     During the year ended September 30, 2005 First Ontario Investments Inc. ("FirstOnt") provided property management services to the Company for fees of $110,000. Stan Abramowitz and Mark I. Litwin are directors and/or officers of FirstOnt and the Company. Fred A. Litwin owns or exercises control and direction over FirstOnt and 21.6% of the Company.

     During the year ended September 30, 2005 consulting services were provided to the Company by Mark I. Litwin for fees of $36,000. Mark I. Litwin is president of the Company.

     During the year ended September 30, 2005 the Company paid to Stan Abramowitz, Chief Financial Officer of the Company, a bonus of $75,000 for services rendered to the Company over the past year.

SHARE DATA

The following table sets forth the outstanding Share Data for the Company as at September 30, 2005:

                                                                                        Authorized       Issued
Class A shares
     - subordinate voting, participating, $0.005 non-cumulative priority dividend       Unlimited      18,279,225

Class B shares
      - multiple voting (8 votes each), participating                                   Unlimited         484,012
       (each share is convertible into 1 Class A share)

Special shares
     - voting, non-participating, redeemable                                            Unlimited               -

Class C preferred shares, Series 1
     - non-voting, non-participating, $0.026 non-cumulative, redeemable                 Unlimited       1,704,115

Class D preferred shares, issuable in series:
     Series 1 - non-voting, non-participating, $0.0023 non-cumulative, redeemable       Unlimited       2,475,009

     Series 2 - non-voting, non-participating, $0.0023 non-cumulative, redeemable       Unlimited         810,059

Class E preferred shares
     - non-voting, non-participating, $0.14 cumulative, redeemable                      Unlimited         115,258

Class F preferred shares
     - non-voting, non-participating, $0.06 cumulative, $1 redeemable, convertible      Unlimited         632,493
       (each 98 Class F preferred shares are convertible into either 1 Class A share and  1 Class B or 2 Class A shares)

Preference shares, Series 1
     - non-voting, non-participating, redeemable, $0.0084 cumulative                    Unlimited       1,935,256


RISKS AND UNCERTAINTIES

THE COMPANY'S RESULTS ARE DEPENDENT ON ITS RENTAL REAL ESTATE PROPERTIES


The following items could be considered as risk factors related thereto:

A.   REAL PROPERTY INVESTMENT

     All real property investments are subject to elements of risk. Such risks include general economic conditions, local real estate market conditions, demand for real property generally and in the local area, competition for other available premises and various other risk factors.

     Real property investments tend to be relatively illiquid, with a degree of liquidity generally fluctuating in relation to demand for and the perceived desirability of such investments. Such illiquidity may tend to limit the Company's ability to vary its portfolio promptly in response to changing economic or investment conditions. If the Company were required to liquidate its real property investments, the proceeds to the Company might be significantly less than the aggregate value of its properties on a going concern basis.


B.   LOSS OF SINGLE PURPOSE TENANTS COULD RESULT IN HIGHER LEASING COSTS

     The need to renew and release upon lease expiration is no different for the Company than it is for any other real estate portfolio. Properties that are single tenant occupied, in particular the properties located at Dobbie Drive, Cambridge, Ontario, and Glendale Avenue North, Hamilton, Ontario, with their large single purpose tenants, have tenant specific leasehold improvements. In the event that the Company is not successful in renewing these leases upon their expiration, or replacing them with a similar tenant, a significant amount of demolition will be required and could therefore be considered a risk factor.


C.   THERE IS A NEED FOR RENTAL INCOME TO MAINTAIN CASH FLOW

     The effect of negative economic and other conditions on tenants, the impact on their ability to make lease payments and the resulting impact on property cash flows could be considered a risk. For the most part, the Company's tenants are suppliers to the retail market and therefore are vulnerable to adverse economic conditions that impact retail sales. To the extent that any one of the Company's tenants is negatively impacted by such a change in economic conditions and is no longer able to meet its rental obligations, this could impact the Company as expenditures, including property taxes, capital repair and replacement costs, maintenance costs, mortgage payments, insurance costs and related charges must be made throughout the period of ownership regardless of whether the property is producing any income. If the Company is unable to meet mortgage payments on its properties, loss could be sustained as a result of the mortgagee's exercise of its rights of foreclosure and sale.


D.   LOSS OF TENANTS COULD AFFECT LEASING FLEXIBILITY

     The relocation by an existing tenant could adversely affect the Company's ability to generate income. The property located at Wendell Avenue, Toronto, Ontario is a multi-tenant facility with 70% of the building leased to 2 tenants. The balance of the building is leased to smaller tenants. In the event that one or more of these tenants was to terminate their lease and relocate, and such a tenant could not be replaced, the Company may find it difficult to provide appropriate space to prospective tenants.



E.   THE NEED TO RENEGOTIATE FINANCING TERMS AS THEY COME DUE

     The Company might not be able to successfully renegotiate mortgage financing on favourable terms on the various properties as the existing mortgages fall due.


F.   GENERAL UNINSURED LOSSES

     The Company carries comprehensive general liability for fire, flood, extended coverage and rental loss insurance with policy specifications, limits and deductibles customarily carried for similar properties. There are, however, certain types of risks (generally of a catastrophic nature such as wars or environmental contamination) that are either uninsurable or not insurable on an economically viable basis. Should an uninsured or underinsured loss occur, the Company could lose its investment in, and anticipated profits and cash flows from, one or more of its properties, but the Company would continue to be obliged to repay any recourse mortgage indebtedness on such property.


G.   ENVIRONMENT LEGISLATION AND CONTAMINATION

     Environmental legislation and policies have become an increasingly important feature of real property ownership and management in recent years. Under various laws, property owners could become liable for the costs of effecting remedial work necessitated by the release, deposit or presence of certain materials, including hazardous or toxic substances. Although all facilities are in compliance with regulatory standards, environmental contamination could be considered a risk factor. The Company's tenants include companies in the textile manufacturing business which represent a potential environmental risk. In addition, the migration of third party offsite contamination to one of the Company's properties could be considered a risk. The failure to effect any necessary remedial work may adversely affect the owner's ability to sell real estate or to borrow using the real estate as collateral and could result in claims against the owner.


INTEREST RATE RISK

The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment could decline. We currently maintain an investment portfolio consisting primarily of short-term deposits, Canadian bond obligations and equity investments. Due to the short-term nature of these investments, we believe that we have no material exposure to interest rate risk arising from our investments.


CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's discussion and analysis of its results of operations and financial condition are based upon its consolidated financial statements that have been prepared in accordance with generally accepted accounting principals in Canada. The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ from estimates. The Company believes that the following accounting policy is critical to its business operations and the understanding of results of operations and affects the more significant judgements and estimates used in the preparation of its consolidated financial statements:


     Future Income Taxes - The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of the assets and liabilities. Consistent with this policy, the Company recognizes future tax assets net of a valuation allowance. Based on current projections of future taxable income over the periods in which the future income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the future tax assets. Changes in future profitability of the Company may impact the realization of these future tax assets.

OUTLOOK

With the completion of the amalgamation, the amalgamated entity benefits from a single administrative, overhead and accounting facility which has resulted in the elimination of duplicative annual legal and audit fees and public company shareholder costs. Management believes that the combination of resources into a larger corporation has resulted in an organization substantially stronger, with greater financial resources, better business prospects and a greater ability to finance its activities than either of the amalgamating corporations had separately. The amalgamated corporation has a larger income base consisting of net real estate revenue, interest income and potential gains on marketable securities. Cash flow from operations together with an increased equity base with more varied assets, should help facilitate the financing of future growth through an expansion of the Company's real estate holdings. Management continues to analyze future potential real estate investments in order to deploy available resources to expand the portfolio. Management seeks to acquire real estate investments that provide both income and the potential for capital appreciation. The financing of any such acquisitions will normally be through a combination of internal resources and commercial/institutional mortgages. Management will consider deploying resources into other investment areas in order to increase the Company's cash flow from operations.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was conducted as of September 30, 2005, by and under the supervision of Genterra Inc.'s management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that our disclosure controls and procedures, as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings, are effective to ensure that information required to be disclosed in reports that we file or submit under Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules and forms.

ADDITIONAL INFORMATION

Additional information relating to the Company including the Company's unaudited quarterly financial results for the reporting period ended 2005 and 2004 is available on SEDAR (www.sedar.com) in Canada and on EDGAR (www.sec.gov/edgar.shtml) in the United States.

GENERAL

Except where otherwise indicated, information contained herein is given as of January 27, 2006.

DIRECTORS

Mark I. Litwin
Stan Abramowitz
Alan Kornblum
Donald Resnick
Sol D. Nayman*


OFFICERS

Mark I. Litwin - President
Stan Abramowitz - Secretary


AUDITORS

KRAFT BERGER GRILL SCHWARTZ COHEN & MARCH LLP, Chartered Accountants Toronto, Canada


REGISTRAR & TRANSFER AGENT

COMPUTERSHARE INVESTOR SERVICES INC.
Toronto, Canada


BANKERS

ROYAL BANK OF CANADA
Toronto, Canada


HEAD OFFICE

106 Avenue Road
Toronto, Canada
M5R 2H3


LISTED SECURITIES

TSX VENTURE EXCHANGE
Symbol:  GIC.SV.A - Class A


* Nominee

                                                   GENTERRA INC.
                                                  106 Avenue Road
                                                 Toronto, Ontario
                                                      M5R 2H3

                                 GENTERRA INC.

                   106 Avenue Road, Toronto, Ontario, M5R 2H3

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS


NOTICE IS HEREBY GIVEN that an Annual Meeting of Shareholders of GENTERRA INC. (the "Corporation") will be held at The Toronto Board of Trade, 830 Dixon Road, Toronto, Ontario, Canada on Thursday, February 23, 2006 at the hour of 9:00 a.m., Toronto City Time, for the following purposes:

1. To receive the Corporation's 2005 Annual Report containing the consolidated financial statements for the year ended September 30, 2005 and the report of the auditors thereon;

2.   To elect Directors;

3.   To appoint Auditors;

4.   To authorize the Directors to fix the remuneration of the auditors;

5. To transact such further and other business as may properly come before the meeting or any adjournment or adjournments thereof.


DATED at Toronto, this 27th of January, 2006.

BY ORDER OF THE BOARD OF DIRECTORS



"Signed"

MARK I. LITWIN
PRESIDENT


NOTES:

(1) ONLY HOLDERS OF CLASS A SUBORDINATE VOTING and CLASS B MULTIPLE VOTING shares of the Corporation of record at the close of business on January 9, 2006 (the "Record Date") will be entitled to vote at the meeting except to the extent that a person has transferred any of his Shares of the Corporation after the Record Date and the transferee of such shares establishes proper ownership and requests not later than ten days before the meeting that his name be included in the list of shareholders for the meeting, in which case the transferee is entitled to vote his shares at the meeting.

(2) Shareholders of voting classes of shares who are unable to be present personally at the meeting are requested to sign and return, in the envelope provided for that purpose, the accompanying form of proxy for use at the meeting.

MANAGEMENT INFORMATION CIRCULAR

                                  GENTERRA INC.

                   106 Avenue Road, Toronto, Ontario, M5R 2H3

                         MANAGEMENT INFORMATION CIRCULAR

MANAGEMENT SOLICITATION

This Management Information Circular is furnished in connection with the solicitation of proxies by or on behalf of the Management of Genterra Inc. (the "Corporation") for use at the Corporation's Annual Meeting of Shareholders (the "Meeting") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting ("Notice"). It is expected that this solicitation, made by management of the Corporation, will be primarily by mail. Proxies may also be solicited by telephone or in person by officers and directors of the Corporation. The cost of such solicitation will be borne by the Corporation.

ADVICE TO BENEFICIAL SHAREHOLDERS

Only registered holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares of the Corporation, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Class A Subordinate Voting Shares and Class B Multiple Voting Shares of the Corporation that are beneficially owned by a holder (a "Non-Registered Holder") are registered either:

     (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

     (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101, the Corporation has distributed copies of the Notice of Meeting, this Management Information Circular, the form of proxy, the 2005 annual report (which includes management's discussion and analysis) (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

     (a) be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the
          Non-Registered Holder who wishes to submit a proxy should otherwise complete the form of proxy in accordance with its directions and deposit it with Computershare Investor Services Inc. ("Computershare") at 100 University Avenue, 9th floor, Toronto, Ontario, M5J 2Y1
          Attention: Proxy Department; or

     (b) be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone).

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on that form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

VOTING OF PROXIES

The instrument of a proxy shall be in writing and shall be executed by the shareholder or by his attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof, duly authorized.

The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. A shareholder has the right to appoint as his proxy holder a person (who need not be a shareholder) to attend and to act on his behalf at the Meeting other than the persons designated in the form of proxy accompanying this circular. A shareholder may do so by inserting the name of such other person in the blank space provided in the proxy or by completing another proper form of proxy and, in either case, by delivering the completed proxy by postal or other delivery to the Corporation's Registrar and Transfer Agent, Computershare, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours, excluding Saturdays and holidays, before the time for holding the Meeting or by depositing it with the Chairman of the Meeting prior to the commencement of the Meeting.

A shareholder may revoke a proxy by depositing an instrument in writing executed by him or his attorney authorized in writing at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law.

The shares represented by proxy will be voted for, voted against or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for. If a shareholder does not specify how their shares are to be voted with respect to the election of directors and/or the appointment of auditors and/or the authorization of the directors to fix the remuneration of the auditors, such shares will be voted, on any ballot that may be called for, in respect of such matters as set out herein.

If any amendments or variations to matters identified in the Notice are proposed at the Meeting or if any other matters properly come before the Meeting, the enclosed form of proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the Meeting. Management knows of no such amendments or variations or other matters to come before the Meeting other than the matters referred to in the Notice.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation's Class A Subordinate Voting Shares ("Class A shares") and Class B Multiple Voting Shares ("Class B shares") are the only classes of shares entitled to vote at the Meeting. As at December 16, 2005, 18,279,225 Class A shares are outstanding, each having the right to one vote per share; and 484,012 Class B shares are outstanding, each having the right to eight votes per share, at the Meeting.

The date for the determination of shareholders entitled to receive Notice of the Meeting (the "Record Date") has been fixed at the close of business on January 9, 2006. In accordance with the provisions of the Business Corporations Act (Ontario) (the "Act"), the Corporation will have lists of the shareholders prepared not later than 10 days after such Record Date. Each holder of the respective shares named in the listings will be entitled to vote the shares shown opposite his name on the list at the Meeting except to the extent that (a) the shareholder has transferred any of his shares after the Record Date; and (b) the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns such shares and demands, not later than 10 days before the Meeting, that his name be included in the list before the Meeting, in which case the transferee is entitled to vote his shares at the Meeting.

Principal Shareholders
To the knowledge of the directors and officers of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to be voted at the Meeting other than Fred A. Litwin who indirectly controls 3,015,067 Class A shares (16.49%) and 219,886 Class B shares (45.43%), Sutton Management Limited ("Sutton") which controls 6,149,946 Class A shares (33.64%) and 6,459 Class B shares (1.33%) and Mervin Hollander who controls 100,000 Class B shares (20.66%). The shares controlled by Fred Litwin and by Sutton are comprised of the following:



(a)  1,485,529  Class A shares  (8.13%)  and  105,186  Class B  shares  (21.73%)
     beneficially  owned  by  Forum  Financial  Corporation   ("Forum"),   which
     corporation is directly controlled by Fred A. Litwin.

(b) 637,187 Class A shares (3.49%) and 77 Class B shares (0.02%) beneficially owned by First Corporate Equity Ltd. ("FICO"), which corporation is directly controlled by Fred A. Litwin.

(c)  179,764  Class  A  Shares  (0.98%)  and  89,882  Class  B  Shares  (18.57%)
     beneficially owned by Consolidated Mercantile Incorporated ("CMI"); Fred A. Litwin, beneficially owns or exercises control and direction over approximately 54.51% of the issued and outstanding shares of CMI.

(d)  24,842  Class  A  Shares   (0.14%)  and  24,608  Class  B  Shares   (5.08%)
     beneficially   owned  by  Ianjoy   Investments  Corp.   ("Ianjoy"),   which
     corporation is indirectly controlled by Fred A. Litwin.

(e) 245 Class A Shares (0.001%) and 133 Class B Shares (0.03%) beneficially owned by First Ontario Investment Inc. ("First Ontario"), which corporation is indirectly controlled by Fred A. Litwin.

(f) 687,500 Class A shares (3.76%) beneficially owned by Mar-Risa Holdings Inc. ("Mar-Risa"), which corporation is indirectly controlled by Fred A. Litwin.

(g)  6,149,946  Class  A  shares  (33.64%)  and  6,459  Class B  shares  (1.33%)
     beneficially owned by Sutton, which corporation is beneficially owned by the children of Fred A. Litwin, being Mark I. Litwin, President and a Director of the Company and his sister, Risa Litwin-Shearer.

ELECTION OF DIRECTORS

Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting or any adjournments thereof, it is intended that discretionary authority shall be exercised by the person named in the enclosed form of proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve. Each director elected will hold office until the close of business of the first annual meeting of shareholders of the Corporation following his election unless his office is earlier vacated in accordance with the Corporation's by-laws.

The statement as to the shares of the Corporation beneficially owned or over which control or discretion is exercised by the nominees for election as directors hereinafter named is in each instance based upon information furnished by the person concerned. The names of the nominees for election as directors, their positions with the Corporation, the year they become a director of the Corporation and the number of shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them is as follows:

                                                                                                   Number   of   Shares
Name                            Principal Occupation                       Director Since          Beneficially Held (1)
--------------------------------------------------------------------------------------------------------------------
Mark I. Litwin, President       President, Sutton Management Limited      February 21, 1990 (5)        2 Class A (2)
Ontario, Canada

Stan Abramowitz, Secretary      Executive, Forum Financial Corporation    March 16, 1999 (5)           2 Class A
Ontario, Canada

Alan Kornblum (3) (4)           President, Distinctive Designs            June 4, 1991 (5)             2 Class A
Ontario, Canada                  Furniture Inc.

Donald Resnick (3)(4)(7)        Corporate Director                        April 20, 2005               Nil
Ontario, Canada

Sol D. Nayman (3)(4)(6)(7)      President,                                N/A                          Nil
Ontario, Canada                  S.D. Nayman Management Inc.


(1) The information as to shares beneficially owned not being within the knowledge of the Corporation has been furnished by the respective directors individually.

(2) 6,149,946 Class A shares and 6,459 Class B shares are beneficially owned by Sutton,, which corporation is beneficially owned by Mark I. Litwin,
     President   and  a  Director  of  the   Company   and  his   sister,   Risa
     Litwin-Shearer.

(3)  Member of Audit Committee.

(4)  Corporate Governance Committee.

(5) On December 31, 2003, Mirtronics Inc. and Genterra Investment Corporation completed an amalgamation to form Genterra Inc. This refers to the date that the person became a Director of Mirtronics Inc.

(6) Sol D. Nayman is a member of the Board of Directors of Polyair Inter Pack Inc. and DoveCorp. Enterprises Inc. and has previously served as a board member of other public companies. Until 2000, Mr. Nayman was for many years Executive Vice President of Club Monaco Inc. Since then, Mr. Nayman has been a partner at Hill, Gertner, Mimran & Nayman, a merchant banking and consulting entity. Mr. Nayman is also President of S.D. Management Inc.

(7)  During the ten-year period prior to the date hereof, Donald Resnick and Sol
     D. Nayman were directors of Ntex Incorporated, which was subject to a cease trade order for failure to file financial statements. The order was never revoked as Ntex Incorporated made an assignment in bankruptcy.

The Corporation does not have an executive committee of its Board of Directors.

APPOINTMENT OF AUDITORS

Unless authority to do so is withheld, the persons named in the enclosed proxy intend to vote for the appointment of Kraft Berger Grill Schwartz Cohen & March LLP, Chartered Accountants ("Kraft Berger"), as auditors of the Corporation, to hold office until the next annual meeting of shareholders, at a remuneration to be fixed by the directors. Kraft Berger have been the auditors of the Corporation since 1990.

STATEMENT OF EXECUTIVE COMPENSATION

The information contained below is provided as required under Form 51-102F6 contained in National Instrument 51-102 (the "Instrument") for venture issuers, as such term is defined in the Instrument.

Summary Compensation Table

The following table provides a summary of compensation earned during each of the Corporation's last three fiscal years by the Corporation's Chief Executive Officer and Chief Financial Officer. There are no other executive officers of the Corporation whose total salary and bonus exceeded $150,000.00 during any such year.

                                                Annual Compensation                        Long Term Compensation
                                                -------------------                        ----------------------
                                                                    Other Annual           Number of Common Shares
        Name and Principal Position      Year    Salary    Bonus    Compensation                Under Options
        Mark I. Litwin                   2005    $5,000     Nil     $60,000 (1)                      Nil
        President                        2004    $5,000     Nil     $51,000 (1)                      Nil
                                         2003    $5,000     Nil     $24,000 (1)                  100,000 (2)

        Stan Abramowitz                  2005      Nil    $75,000       Nil                          Nil
        Chief Financial Officer          2004      Nil      Nil         Nil                          Nil
                                         2003      Nil      Nil         Nil                       50,000 (2)


(1) $24,000 in each year relates to an annual management fee paid by the Corporation to Sutton for management and administrative services provided to the Corporation.

(2) Mirtronics Inc. options cancelled on amalgamation with Genterra Investment Corporation.

Options Granted During Fiscal Year Ended September 30, 2005
The board of directors of the Corporation is authorized to grant options to directors, officers and key employees of the Corporation and its subsidiaries pursuant to the Corporation's Stock Option Plan. During the fiscal year ended September 30, 2005, the board of directors did not grant any stock options under the Plan.

Options Exercised During Fiscal Year Ended September 30, 2005
No stock options have ever been granted under the Plan.

Employment Contract
There are no employment contracts between the Corporation and the Named Executive Officers and no compensatory plan or arrangement with respect to the Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers' employment with the Corporation, from a change of control of the Corporation or a change in the Named Executive Officers' responsibilities following a change-in-control together with the amount involved.

Compensation of Directors
Each director of the Corporation who is not a salaried officer or employee of the Corporation or its operating subsidiaries is entitled to an annual retainer fee of $5,000.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

Except as disclosed in INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS, no present or proposed director or officer and none of their respective associates or affiliates is or has been indebted to the Corporation or its subsidiaries at any time since September 30, 2005.

MANAGEMENT CONTRACT

During the 2005 fiscal period, administrative services were provided by Forum, 106 Avenue Road, Toronto, Ontario to Genterra for fees of $117,000. The services provided include office facilities and clerical services, including bookkeeping and accounting, and when requested services would also include analysis of potential investments, business opportunities and ventures to assist in the decision making process relating to various investment interests on a fee-for-service basis. Forum is wholly-owned by Fred A. Litwin, the indirect significant shareholder of the Corporation. Stan Abramowitz is an officer and director of Forum and the Corporation.

Management and administrative services are provided to the Corporation by Sutton, 106 Avenue Road, Toronto, Ontario for a fee of $24,000 per annum. Mark
I. Litwin is an officer and a director of Sutton and Genterra.

During the 2005 fiscal period, First Ontario provided property management services for fees of $110,000. First Ontario is controlled by Fred A. Litwin, the President and a director of Forum. Mark I. Litwin is an officer and a director of First Ontario and the Corporation. Stan Abramowitz, a director and officer of the Corporation, is an officer of First Ontario.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

The Corporation leases its premises situated at 450 Dobbie Drive, Cambridge, Ontario to The Cambridge Towel Corporation ("Cambridge"). The lease is for a term commenced January 1, 2004 and ends December 31, 2007, at an annual net, net rental of $926,345. Fred A. Litwin, indirectly is a significant shareholder of the Corporation, and is a director and senior officer of Cambridge. Mark I. Litwin and Stan Abramowitz are officers and/or directors of the Corporation and Cambridge.

The Corporation leases its premises situated at 200 Glendale Avenue North, Hamilton, Ontario to Cambridge. The lease term commenced February 1, 1996 and ends January 31, 2011, at an annual net, net rental of $413,400 for the first five years and at a negotiated rate thereafter. Fred A. Litwin, indirectly is a significant shareholder of the Corporation, and is a director and senior officer of Cambridge. Mark I. Litwin and Stan Abramowitz are officers and/or directors of the Corporation and Cambridge.

The Corporation leases premises situated at 1095 Stellar Drive, Newmarket, Ontario to Fitcity Health Centre Inc. ("Fitcity"). The lease term commenced January 1, 2003 and ends December 31, 2007 at an annual net, net rental of $111,240 per year. A subsidiary of the Corporation is also party to a loan agreement with Fitcity bearing interest at prime plus 1% per annum and repayable on demand. As at September 30, 2005, Fitcity owed an aggregate amount of $388,595 of secured debt under this facility. The Corporation and Fitcity have agreed that annual repayments on this debt will be based on fifty percent (50%) of Fitcity's annual free cash flow beginning with its 2006/2007 fiscal year. In addition, Fitcity has provided the Corporation with a guarantee from an affiliated company for a minimum debt repayment of $50,000 in the first year. Mark I. Litwin, a director and officer of the Corporation, is the majority shareholder of Fitcity.

The Corporation leases part of its property situated at 140 Wendell Avenue, Toronto, Ontario to Distinctive Designs Furniture Inc. ("Distinctive"). The lease term commenced October 1, 2004 and ends September 30, 2007 at an annual rental of $275,000 per year. Alan Kornblum and Stan Abramowitz are directors and/or officers of the Corporation and Distinctive.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making. National Policy 58-201 Corporate Governance Guidelines establishes corporate governance guidelines which apply to all public companies.

The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company's practices do not comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development, and therefore these guidelines have not been adopted. National Instrument 58-101 Disclosure of Corporate Governance Practices mandates disclosure of corporate governance practices in Form 58-101F2 for Venture Issuers, which disclosure is set out below.

Board of Directors

Structure and Compensation
The Board is currently composed of four (4) directors, being Mark I. Litwin, Stan Abramowitz, Alan Kornblum and Donald Resnick. Irwin Singer passed away during 2005, and Management is nominating Sol D. Nayman as a Director at this Meeting.

Form 58-101F2 suggests that the board of directors of every listed company should be constituted with a majority of individuals who qualify as "independent" directors under Multilateral Instrument 52-110 ("MI 52-110"), which provides that a director is independent if he or she has no direct or indirect "material relationship" with the Company. "Material relationship" is defined as a relationship which could, in the view of the Company's Board of Directors, be reasonably expected to interfere with the exercise of a director's independent judgment. Of the proposed nominees, two (2), being Mark I. Litwin, President of the Company, and Stan Abramowitz, Secretary of the Company, are "inside" or management directors, and accordingly are not considered "independent" within the meaning of MI 52-110. In assessing Form 58-101F2 and making the foregoing determinations, the circumstances of each director have been examined in relation to a number of factors.

The quantity and quality of the Board compensation is reviewed on an annual basis. At present, the Board is satisfied that the current Board compensation arrangements, which currently only include an annual retainer fee of $5,000 for "outside" directors, and incentive stock options, adequately reflect the responsibilities and risks involved in being an effective director of the Company.

The following directors of the Company and the nominee proposed for election at this Meeting are directors of other reporting issuers as follows:

-        Mark I. Litwin:   Synergx Systems Inc.
-        Stan Abramowitz:  Consolidated Mercantile Incorporated
-        Donald Resnick:   Consolidated Mercantile Incorporated,
                           Magna International Inc.
-        Sol D. Nayman:    Polyair Inter Pack Inc.,  DoveCorp  Enterprises Inc.,
                           Consolidated  Mercantile Incorporated

Mandate of the Board
The mandate of the Board, as prescribed by the Business Corporations Act (Ontario), is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the board oversees the management of the Company's affairs directly and through its audit committee and corporate governance committee. In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company's overall business strategies, reviewing and approving the forecast, reviewing and approving significant capital investments, reviewing major strategic initiatives to ensure that the Company's proposed actions accord with shareholder objectives, reviewing succession planning, assessing management's performance against approved business plans and industry standards, reviewing and approving the reports and other disclosure issued to shareholders, ensuring the effective operation of the Board and safeguarding shareholders' equity interests through the optimum utilization of the Company's capital resources. The Board also takes responsibility for identifying the principal risks of the Company's business and for ensuring these risks are effectively monitored and mitigated to the extent reasonably practicable.

In keeping with its overall responsibility for stewardship of the Company, the Board is responsible for the integrity of the Company's internal control and management systems and for the Company's policies respecting corporate disclosure and communication.

Each member of the Board understands that he is entitled to seek the advice of an independent expert if he reasonably considers it warranted under the circumstances.

The positions of President and CEO are combined. The Board believes the Company is well serviced and the independence of the Board from management is not compromised by the combined role. The Board does not, and does not consider it necessary to, have any formal structures or procedures in place to ensure that the Board can function independently of management. The Board believes that its current composition, and composition after the election of the additional director at this Meeting, in which only two of five are or will be members of management, is sufficient to ensure that the Board can function independently of management.

Nomination and Assessment
The Board determines new nominees to the Board, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President/CEO. The Board monitors, but does not formally assess, the performance of individual Board members or committee members.

The Board does not, at present, have a formal process in place for assessing the effectiveness of the Board as a whole, its committees or individual directors, but will consider implementing one in the future should circumstances warrant. Based on the Company's size, its stage of development and the limited number of individuals on the Board, the Board considers a formal assessment process to be inappropriate at this time. The Board plans to continue evaluating its own effectiveness on an ad hoc basis. All directors are free to make suggestions on improvement of the board's practice at any time and are encouraged to do so. The current size of the Board is such that the entire Board takes responsibility for selecting new directors and assessing current directors. Proposed director's credentials are reviewed in advance of a Board Meeting with one or more members of the Board prior to the proposed director's nomination.

The Corporate Governance Committee will be responsible for reviewing with the board, on an annual basis, the requisite skills and characteristics of prospective board members as well as the composition of the board as a whole. This assessment will include member's contribution, qualification as independent, as well as consideration of diversity, age, skills and experience in the context of the needs of the board.

New directors are provided with an information package about the Company and are briefed on strategic plans, short, medium and long-term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing company policies.

The skills and knowledge of the Board of Directors as a whole is such that no formal continuing education process is currently deemed required. The Board is comprised of individuals with varying backgrounds, who have over 75 years of collective experience in managing and maintaining operations of publicly traded companies. Board members are encouraged to take courses that will continue to update their knowledge of any changes in regulatory and reporting requirements, as well as communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, with management's assistance. Board members have full access to the Company's records. Reference is made to the table under the heading "Election of Directors" for a description of the current principal occupations of the Company's Board.

Meetings of the Board
The Board meets at least quarterly to review, among other things, the performance of the Company. Results are compared and measured against a previously established plan and performance in prior years. The Board also holds a meeting each year to review and assess the Company's overall strategic objectives. Other meetings of the Board are called to deal with special matters as circumstances require. The Board met four times during the year ended September 30, 2005.

Ethical Business Conduct

Business Conduct
The Board has adopted and implemented policies regarding a Code of Business Conduct and Ethics, which the Company distributed to all of its directors, officers, employees, agents and representatives, including consultants. The objectives of this Code are summarized as follows:

Code of Business Conduct and Ethics:
This  Code  states  that  all   directors,   officer,   employees,   agents  and
representatives, including consultants, of the Company must:

-    obey  applicable  laws and  regulations  governing the  Company's  business conduct;
-    avoid all conflicts of interest between work and personal affairs;
-    refrain from insider trading;
- respect the rights of and deal fairly with the Company's customers, suppliers, competitors and employees, and not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice;
- avoid any discrimination or harassment against any group or individual, whether on the basis of race, colour, religion, national or ethnic origin, age, gender, sexual orientation, marital status, physical or mental disability, or on the basis of any other personal characteristics protected by law;
-    strive to create a safe workplace and to protect the environment;
- promote honest and accurate recording and reporting of information in order to make responsible business decisions;
-    maintain the confidentiality of confidential information;
-    protect and preserve the Company's assets and ensure their efficient use;
- avoid giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business; and
-    cooperate in internal investigations of misconduct.

Expectations of Management
The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.

Committee Responsibilities and Activities

The Company currently has two committees, being the Audit Committee and the Corporate Governance Committee. A summary of the responsibilities and activities and the membership of each of these Committees is set out below.

The Audit Committee

The Audit Committee's Charter

Mandate
The Audit Committee assists the Board in fulfilling its responsibilities relating to the Company's corporate accounting and reporting practices. The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Company's systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents, monitoring the performance and fees and expenses of the Company's external auditors and recommending external auditors for appointment by shareholders. The Audit Committee is also responsible for reviewing the Company's quarterly and annual financial statements prior to approval by the Board and release to the public. The Audit Committee also meets periodically with the Company's external auditors to discuss and review specific issues as appropriate.

In accordance with MI 52-110, the Company's Audit Committee established procedures for:

     (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

     (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

The Company has implemented a "Whistleblower" Policy to satisfy the obligations under MI 52-110, as recommended by the Audit Committee. This Policy is available to all directors, officers, employees, consultants and contractors of the Company.

Composition
The Committee must be comprised of three directors as determined by the Board of Directors, all of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee. The Audit Committee is currently comprised of Alan Kornblum and Donald Resnick. It is anticipated that Sol D. Nayman will replace the late Irwin Singer as a member of the Audit Committee following this Meeting. The Audit Committee will be comprised of "independent" directors as indicated under Multilateral Instrument 52-110. All members of the Company's Audit Committee are financially literate and have a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Audit Committee are required to be appointed by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Audit Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings
The Audit Committee meets quarterly, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least quarterly with the Chief Financial Officer (or individual acting in that capacity, if there is no such position) and the external auditors in separate sessions.

Responsibilities and Duties
To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review
(a)  Review and update this Charter annually.

(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors
(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b) Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d) Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

Financial Reporting Processes
(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b)  Consider  the   external   auditors'   judgments   about  the  quality  and
     appropriateness Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d)  Review  significant  judgments made by management in the preparation of the
     financial   statements  and  the  view  of  the  external  auditors  as  to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i)  Review certification process.

(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other
The Committee also reviews any related-party transactions.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate estimated fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

   Financial Year Ending            Audit Fees             Audit Related Fees              Tax Fees                All Other Fees
    September 30, 2005                $32,950                      Nil                      $2,450                       Nil
    September 30, 2004                $26,000                      Nil                      $5,800                   $15,794 (1)


(1) Fees charged in respect of work done on the December 31, 2003 amalgamation of Mirtronics Inc. and Genterra Investment Corporation.

Corporate Governance Committee

The Board of Directors established a Corporate Governance Committee in 2004 to monitor and implement the Corporation's corporate governance practices. This committee currently consists of Alan Kornblum and Donald Resnick. If and when he is elected a Director, Sol Nayman will become a member of the Corporate Governance Committee to replace the late Irwin Singer. Upon the implementation of NI 58-101 and NP 58-201, the Corporate Governance Committee reviewed the Corporation's corporate governance practices to determine how best to ensure continued compliance with the new guidelines.

Compensation Committee

Management and the Board are of the opinion that the Company currently has no requirement for a Compensation Committee. However, if the size of the Board of Directors is increased and if the Company deems it necessary, a Compensation Committee will be appointed which will be comprised of unrelated directors. A Compensation Committee would be responsible for reviewing all overall compensation strategy, objectives and policies; annually reviewing and assessing the performance of the executive officers; recommending to the Board the compensation of the executive officers; reviewing executive appointments; and recommending the adequacy and form of directors' compensation.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Securityholders may request copies of the Company's Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations by emailing their requests to ivy@forumfinancialcorp.com.

Financial information is provided in the Company's Comparative Financial Statements and Management's Discussion and Analysis of Financial Condition and Results for its most recently completed financial year.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management does not know of any matters to come before the Meeting other than as set forth in the Notice. However, if other matters which are not known to the management should properly come before the meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the proxy.

CERTIFICATE

The contents and distribution of this Management Information Circular have been approved by the Corporation's Board of Directors.






"Signed"
                                                              Toronto, Ontario
MARK I. LITWIN, PRESIDENT                                      January 27, 2006

                                  FORM 52-109F1

                         Certification Of Annual Filings
                                  GENTERRA INC.

I, Mark I. Litwin, Chief Executive Officer, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of GENTERRA INC. for the period ending September 30, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

         (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.


DATED:  January 26, 2006.



"Signed"

Mark I. Litwin
Chief Executive Officer


Genterra Inc.

                                  FORM 52-109F1

                         Certification Of Annual Filings
                                  GENTERRA INC.

I, Stan Abramowitz, Chief Financial Officer, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of GENTERRA INC. for the period ending September 30, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

         (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.


DATED:  January 26, 2006.



"Signed"

Stan Abramowitz
Chief Financial Officer


Genterra Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    GENTERRA INC.

Date: February 22, 2006             By:/s/STAN ABRAMOWITZ
                                    Stan Abramowitz, Chief Financial Officer